UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Supplemental material on financial results

Fiscal Year 2010 ended on March 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: June 30, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

Supplemental material

on financial results

Fiscal Year 2010

ended on Mar. 31, 2011

Sumitomo Mitsui Trust Holdings, Inc.

I. Former Chuo Mitsui Trust Holdings, Inc. (“CMTH”)

1. Summary of income/expenses

(1) Summary of income/expenses in domestic/international business (Banking a/c)	1

(2) Summary of interest-earning assets/interest-bearing liabilities in domestic/international business (Banking a/c)	1

(3) Summary of fees and commissions received/paid in domestic/international business	2

(4) Summary of trading income/expenses and assets/liabilities in domestic/international business	2

2. Major subsidiaries and affiliates	3

3. Non-performing loans

(1) Migration analysis of loans in special mention or worse categories	4

(Banking a/c and Principal guaranteed trust a/c combined)

(2) Problem assets based on the Financial Reconstruction Act	4

(Banking a/c and Principal guaranteed trust a/c)

(3) Risk monitored loans (Banking a/c and Principal guaranteed trust a/c)	5

(4) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)	5

4. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio	6

(2) Risk-weighted assets for credit risk	6

5. Derivative transactions

Maturity ladder of interest rate swaps (on Hedge accounting applied)	7

6. Shareholdings	7

II. Sumitomo Trust and Banking Co., Ltd. (“STB”)

1. Summary of income/expenses

(1) Summary of income/expenses in domestic/international business (Banking a/c)	8

(2) Summary of interest-earning assets/interest-bearing liabilities in domestic/international business (Banking a/c)	8

(3) Summary of fees and commissions received/paid in domestic/international business	9

(4) Summary of trading income/expenses and assets/liabilities in domestic/international business	9

2. Major subsidiaries and affiliates	10

3. Non-performing loans

(1) Migration analysis of loans in special mention or worse categories	11

(Banking a/c and Principal guaranteed trust a/c combined)

(2) Problem assets based on the Financial Reconstruction Act	11

(Banking a/c and Principal guaranteed trust a/c)

(3) Risk monitored loans (Banking a/c and Principal guaranteed trust a/c)	12

(4) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)	12

4. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio	13

(2) Risk-weighted assets for credit risk	13

5. Derivative transactions

Maturity ladder of interest rate swaps (on Hedge accounting applied)	14

6. Shareholdings	14

(Note) On June 30, 2011. “6. Shareholdings” has been added.

Sumitomo Mitsui Trust Holdings, Inc.

I. Former Chuo Mitsui Trust Holdings, Inc. (“CMTH”)

1. Summary of income/expenses

(1) Summary of income/expenses in domestic/international business (Banking a/c)

[CMTB Non-consolidated + CMAB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trust fee income (after written-off of principal guaranteed trust a/c)	46,746	—	46,746	50,899	—	50,899
Net interest income	78,770	19,711	98,481	89,987	21,626	111,614
Interest income (*1)	132,713	29,311	3,797 158,228	152,100	32,420	3,877 180,643
Interest expenses (*1, *2)	53,943	9,600	3,797 59,746	62,112	10,794	3,877 69,029
Net fees and commissions	42,583	-1,140	41,442	41,020	-678	40,342
Fees and commissions received	68,495	459	68,954	67,193	606	67,799
Fees and commissions paid	25,911	1,600	27,512	26,172	1,284	27,457
Net trading income	105	3,396	3,501	193	2,398	2,592
Trading income	105	3,837	3,943	193	2,398	2,592
Trading expenses	—	441	441	—	—	—
Net other operating income	6,150	20,982	27,132	1,268	17,918	19,186
Other operating income	13,953	22,270	36,223	8,419	19,085	27,505
Other operating expenses	7,802	1,288	9,091	7,150	1,167	8,318
(*1) Figures in the upper rows in Interest income and Interest expenses show interests that accrue from transaction between domestic business and international business.
(*2) Expenses matching the amount of investment of money held in trust is excluded from Interest expenses. (FY2010: - million yen, FY2009: 3 million yen)

(2) Summary of interest-earning assets/interest-bearing liabilities (Banking a/c)

[CMTB Non-consolidated]

(Domestic business)

	Millions of Yen, percentage points
	FY2010			FY2009
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	11,528,454	132,588	1.15%	12,424,494	151,901	1.22%

Loans and bills discounted	7,669,910	103,468	1.34%	7,889,696	117,962	1.49%
Securities	2,628,918	23,041	0.87%	3,558,096	28,542	0.80%
Japanese government bonds	1,493,391	6,424	0.43%	2,329,211	12,725	0.54%
Japanese corporate bonds	295,863	4,373	1.47%	344,184	5,519	1.60%
Japanese stocks	660,917	10,041	1.51%	685,916	9,651	1.40%
Call loans and bills bought	249,794	349	0.13%	109,356	160	0.14%
Monetary claims bought	90,760	1,155	1.27%	102,276	1,351	1.32%
Due from banks	1,016	4	0.48%	1,077	9	0.85%
JPY deposit converted into foreign currencies	769,516	3,797	0.49%	703,880	3,877	0.55%

Interest-bearing liabilities	11,368,775	53,833	0.47%	12,345,196	61,961	0.50%

Deposits	8,859,993	40,776	0.46%	8,594,940	45,007	0.52%
Negotiable certificates of deposit (NCD)	279,792	543	0.19%	396,157	1,469	0.37%
Call money and bills sold	32,376	38	0.11%	154,671	223	0.14%
Bonds payable	176,373	4,176	2.36%	145,324	3,515	2.41%
Borrowed money	541,352	2,665	0.49%	1,242,421	3,766	0.30%
Borrowed money from trust account	887,004	4,940	0.55%	1,090,574	6,896	0.63%

(International business)

	Millions of Yen, percentage points
	FY2010			FY2009
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	1,547,659	29,311	1.89%	1,589,694	32,420	2.03%

Loans and bills discounted	231,640	2,487	1.07%	264,170	3,314	1.25%
Securities (Foreign securities)	1,195,024	23,859	1.99%	1,284,229	26,723	2.08%
Call loans and bills bought	4,887	15	0.30%	7,200	19	0.26%
Due from banks	114,802	416	0.36%	33,327	92	0.27%

Interest-bearing liabilities	1,543,012	9,600	0.62%	1,585,944	10,794	0.68%

Deposits	27,014	60	0.22%	18,062	57	0.31%
Call money and bills sold	99,935	389	0.38%	88,891	351	0.39%
Foreign currency deposit converted from JPY	769,516	3,797	0.49%	703,880	3,877	0.55%

Sumitomo Mitsui Trust Holdings, Inc.

(3) Summary of fees and commissions received/paid in domestic/international business

[CMTH Consolidated]

	Millions of Yen
	FY2010				FY2009
	Domestic business	International business	Elimination	Total	Domestic business	International business	Elimination	Total
Fees and commissions received	103,914	1,278	-22,612	82,579	101,049	1,634	-21,892	80,790

Trust related	48,616	—	-5,330	43,285	49,847	—	-6,066	43,780
Deposit and loans	7,813	121	-792	7,142	7,424	444	-792	7,077
Foreign exchange	829	197	—	1,027	858	94	—	952
Securities related	14,636	939	-3,401	12,174	11,393	1,066	-3,543	8,916
Agency business	12,809	—	—	12,809	13,952	—	—	13,952
Safe keeping deposit/safe deposit box	344	—	—	344	350	—	—	350
Guarantee	8,249	19	-3,340	4,928	8,830	28	-3,676	5,182

Fees and commissions paid	26,900	1,899	-7,909	20,890	27,464	1,660	-8,012	21,112

Foreign exchange	346	312	—	659	347	293	—	640

[CMTB Non-consolidated + CMAB Non-consolidated]

	Millions of Yen
	FY2010				FY2009
	Domestic business	International business	Elimination	Total	Domestic business	International business	Elimination	Total
Fees and commissions received	68,495	459	—	68,954	67,193	606	—	67,799

Trust related	32,088	—	—	32,088	33,188	—	—	33,188
Deposit and loans	7,021	121	—	7,142	6,632	444	—	7,077
Foreign exchange	829	197	—	1,027	858	94	—	952
Securities related	14,515	121	—	14,636	11,393	39	—	11,432
Agency business	12,809	—	—	12,809	13,952	—	—	13,952
Safe keeping deposit/safe deposit box	344	—	—	344	350	—	—	350
Guarantee	229	19	—	249	263	28	—	291

Fees and commissions paid	25,911	1,600	—	27,512	26,172	1,284	—	27,457

Foreign exchange	346	312	—	659	347	293	—	640

(4) Summary of trading income/expenses and assets/liabilities in domestic/international business

(i) Trading income/expenses

[CMTB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trading income	105	3,837	3,943	193	2,398	2,592

Gains on trading account securities transactions	8	—	8	10	—	10
Income from securities and derivatives related to trading transactions	—	—	—	—	138	138
Income from trading-related financial derivatives transactions	—	3,837	3,837	—	2,260	2,260
Other trading income	96	—	96	183	—	183

Trading expenses	—	441	441	—	—	—

Expenses on trading securities and derivatives	—	—	—	—	—	—
Expenses on securities and derivatives related to trading transactions	—	441	441	—	—	—
Expenses on trading-related financial derivatives transactions	—	—	—	—	—	—
Other trading expenses	—	—	—	—	—	—

(ii) Trading assets/liabilities (Ending balance)

[CMTB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trading assets	24,273	12,295	36,568	11,993	10,784	22,778

Trading account securities	314	—	314	50	—	50
Derivatives of trading securities	—	—	—	—	—	—
Securities related to trading transactions	—	—	—	—	—	—
Derivatives of securities related to trading transactions	—	—	—	—	—	—
Trading-related financial derivatives	—	12,295	12,295	—	10,784	10,784
Other trading assets	23,958	—	23,958	11,943	—	11,943

Trading liabilities	—	7,716	7,716	—	7,911	7,911

Trading securities sold for short sales	—	—	—	—	—	—
Derivatives of trading securities-assets	—	—	—	—	—	—
Securities related to trading transactions sold for short sales	—	—	—	—	—	—
Derivatives of securities related to trading transactions	—	—	—	—	—	—
Trading-related financial derivatives	—	7,716	7,716	—	7,911	7,911
Other trading liabilities	—	—	—	—	—	—

Sumitomo Mitsui Trust Holdings, Inc.

2. Major subsidiaries and affiliates

[CMTH Consolidated]

Company names	Capital	Primary business	CMTH Group’s share in voting rights (CMTH’s share in voting rights)		Net income (Billions of Yen)
					FY2010	FY2009	Change
(Subsidiaries)
The Chuo Mitsui Trust and Banking Company, Limited	JPY 399,697 mil.	Trust and banking	100	(100)	42.8	49.8	-7.0
Chuo Mitsui Asset Trust and Banking Company, Limited	JPY 11,000 mil.	Trust and banking	100	(100)	6.6	7.7	-1.1
MTH Preferred Capital 1 (Cayman) Limited	JPY 29,200 mil.	Finance services	100	(100)	1.1	1.1	-0.0
MTH Preferred Capital 3 (Cayman) Limited	JPY 31,700 mil.	Finance services	100	(100)	1.2	1.3	-0.0
MTH Preferred Capital 4 (Cayman) Limited	JPY 10,800 mil.	Finance services	100	(100)	0.3	0.3	-0.0
MTH Preferred Capital 5 (Cayman) Limited	JPY 33,700 mil.	Finance services	100	(100)	1.0	1.0	—
CMTH Preferred Capital 6 (Cayman) Limited	JPY 42,700 mil.	Finance services	100	(100)	1.4	1.4	—
CMTH Preferred Capital 7 (Cayman) Limited	JPY 41,600 mil.	Finance services	100	(100)	2.2	2.2	—
Chuo Mitsui Asset Management Company, Limited	JPY 300 mil.	Asset management	100	(100)	0.2	0.3	-0.0
Chuo Mitsui Capital Company Limited	JPY 1,247 mil.	Private equity fund management	100	(100)	0.0	-0.1	0.2
Chuo Mitsui Trust International Ltd.	GBP 20 mil.	Security services	100	(— )	-0.2	-0.1	-0.0
Chuo Mitsui Investments, Inc.	USD 0.1 mil.	Investment advisory	100	(— )	0.0	0.0	-0.0
Chuo Mitsui Investments Hong Kong Limited	HKD 11.04 mil.	Investment advisory	100	(— )	0.0	-0.0	0.0
Chuo Mitsui Information Technology Co., Ltd.	JPY 200 mil.	Computer-related services	100	(— )	0.0	-0.0	0.1
CMTB Facilities Co., Ltd.	JPY 100 mil.	Property management	100	(— )	-0.2	0.1	-0.4
Chuo Mitsui Business Co., Ltd.	JPY 450 mil.	Agency services	100	(— )	0.0	0.0	-0.0
Chuo Mitsui Loan Business Co., Ltd.	JPY 100 mil.	Loan administration	100	(— )	0.0	-0.0	0.0
CMTB Equity Investments Co., Ltd.	JPY 100 mil.	Investment, management and administration of stocks	100	(— )	2.8	0.0	2.7
Chuo Mitsui Guarantee Co., Ltd.	JPY 301 mil.	Housing loan guaranty	86.9	(— )	0.6	1.0	-0.4
Chuo Mitsui Card Co., Ltd.	JPY 300 mil.	Credit cards	93.9	(— )	-0.0	-0.4	0.4
Chuo Mitsui Trust Realty Company, Ltd.	JPY 300 mil.	Residential brokerage	55.0	(— )	0.1	-0.1	0.3
Chuo Mitsui Finance Service Co., Ltd.	JPY 3,150 mil.	Finance services	100	(— )	-0.1	-1.2	1.1
Tokyo Securities Transfer Agent Co., Ltd.	JPY 50 mil.	Stock transfer agency services	100	(— )	0.1	0.4	-0.2
Chuo Mitsui Trust Realty Company, Ltd.	JPY 300 mil.	Asset management	100	(— )	-0.1	-0.0	-0.1

(Affiliates)
Japan Trustee Services Bank, Ltd. (*)	JPY 51,000 mil.	Trust and banking	33.3	(33.3)	1.1	—	—
Mitsui & Co., Logistics Partners Ltd.	JPY 150 mil.	Investment company (Asset management)	29.0	(— )	0.3	0.1	0.1
Japan Stockholders Data Service Company, Limited	JPY 2,000 mil.	Agency services	50.0	(— )	0.1	-1.4	1.6

(*)	Japan Trustee Services Bank, Ltd. has mergered with Japan Trustee Information System, Ltd. on October 1, 2010.

Sumitomo Mitsui Trust Holdings, Inc.

3. Non-performing loans

(1) Migration analysis of loans in special mention or worse categories (Banking a/c and Principal guaranteed trust a/c combined)

[CMTB Non-consolidated]

(1HFY2010)

	Billions of Yen
			Change
	Mar. 2010	Sep. 2010	Change	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	19.9	21.9	2.0	7.4	—	—	-3.9	-1.4
Doubtful loans	77.1	45.8	-31.3	5.3	-6.8	2.0	-10.1	-21.6
Loans to substandard debtors	21.4	34.7	13.3	12.8	-0.1	1.7	-0.2	-0.9
Loans to other special mention debtors	387.1	351.7	-35.4	18.4	-12.4	8.7	-31.2	-18.9

(2HFY2010)

	Billions of Yen
			Change
	Sep. 2010	Mar. 2011	Change	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	21.9	17.3	-4.5	2.0	—	—	-5.0	-1.4
Doubtful loans	45.8	44.0	-1.8	5.1	-2.6	0.6	-1.9	-3.1
Loans to substandard debtors	34.7	28.8	-5.9	2.5	-0.4	0.2	-6.1	-2.1
Loans to other special mention debtors	351.7	335.0	-16.7	25.7	-4.5	8.2	-27.5	-18.6

(2) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

(Banking a/c)

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act	98,986	103,091	118,643	-4,104	-19,656

Loans in bankrupt and practically bankrupt	19,401	23,912	22,903	-4,510	-3,501
Doubtful loans	46,053	47,356	78,777	-1,302	-32,723
Substandard loans	33,530	31,822	16,962	1,708	16,568

Ordinary assets	9,220,459	9,252,982	9,329,459	-32,523	-109,000

Total loan balance	9,319,446	9,356,074	9,448,102	-36,628	-128,656

(Ratio to total loan balance)	(1.1)%	(1.1)%	(1.3)%	(-0.0)%	(-0.2)%
Note: Partial direct written-off: Mar. 2011: 22,345 million yen, Sep. 2010: 28,200 million yen, Mar. 2010: 33,562 million yen

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	81,588	91,222	109,156	-9,633	-27,568

Loans in bankrupt and practically bankrupt	17,327	21,847	19,854	-4,520	-2,526
Doubtful loans	43,875	45,675	76,935	-1,799	-33,059
Substandard loans (b)	20,384	23,698	12,366	-3,314	8,018

Ordinary assets	8,978,042	8,978,419	9,018,471	-376	-40,428

Loans to substandard debtors (excluding Substandard loans) (c)	580	2,619	107	-2,039	473
Loans to other special mention debtors	334,878	351,555	386,958	-16,677	-52,080
Loans to ordinary debtors	8,642,583	8,624,244	8,631,405	18,339	11,178

Total loan balance (d)	9,059,630	9,069,641	9,127,627	-10,010	-67,996

(Ratio to total loan balance (a) / (d))	(0.9)%	(1.0)%	(1.2)%	(-0.1)%	(-0.3)%
Loans to substandard debtors (b) + (c)	20,965	26,318	12,473	-5,353	8,491
Note: Partial direct written-off: Mar. 2011: 19,319 million yen, Sep. 2010: 25,192 million yen, Mar. 2010: 29,277 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	8,011	8,572	9,099	-561	-1,088

Loans in bankrupt and practically bankrupt	13	27	9	-14	4
Doubtful loans	153	157	163	-4	-10
Substandard loans (b)	7,844	8,386	8,926	-542	-1,082

Ordinary assets	218,658	231,848	240,382	-13,190	-21,724

Loans to substandard debtors (excluding Substandard loans) (c)	—	—	—	—	—
Loans to other special mention debtors	100	100	100	—	—
Loans to ordinary debtors	218,558	231,748	240,282	-13,190	-21,724

Total loan balance (d)	226,669	240,420	249,482	-13,751	-22,812

(Ratio to total loan balance (a) / (d))	(3.5)%	(3.6)%	(3.6)%	(-0.0)%	(-0.1)%
Loans to substandard debtors (b) + (c)	7,844	8,386	8,926	-542	-1,082

Note: Figures for Banking a/c and Principal guaranteed trust a/c combined, please refer to “Explanatory Material Fiscal Year 2010 ended on Mar. 31, 2011”.

Sumitomo Mitsui Trust Holdings, Inc.

(3) Risk monitored loans

(Banking a/c)

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	97,541	101,732	110,885	-4,191	-13,344

Loans in bankruptcy proceedings	11,195	14,905	14,278	-3,709	-3,082
Other delinquent loans	52,814	55,005	79,645	-2,190	-26,830
Loans past due 3 months or more	43	384	58	-341	-0
Restructured loans	33,487	31,437	16,904	2,050	16,583

Total loan balance	8,864,266	8,867,944	8,941,948	-3,678	-77,682

(Ratio to total loan balance)	(1.1)%	(1.1)%	(1.2)%	(-0.0)%	(-0.1)%
(*) Partial direct written-off: Mar. 2011: 22,067 million yen, Sep. 2010: 27,690 million yen, Mar. 2010: 32,492 million yen

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	80,180	89,908	101,454	-9,728	-21,274

Loans in bankruptcy proceedings	9,988	13,735	12,622	-3,746	-2,633
Other delinquent loans	49,806	52,474	76,466	-2,667	-26,659
Loans past due 3 months or more	43	384	58	-341	-15
Restructured loans	20,341	23,314	12,307	-2,972	8,033

Total loan balance	8,861,578	8,865,057	8,938,774	-3,479	-77,196

(Ratio to total loan balance)	(0.9)%	(1.0)%	(1.1)%	(-0.1)%	(-0.2)%
(*) Partial direct written-off: Mar. 2011: 19,041 million yen, Sep. 2010: 24,682 million yen, Mar. 2010: 28,157 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	8,011	8,572	9,099	-561	-1,088

Loans in bankruptcy proceedings	13	5	—	7	13
Other delinquent loans	0	179	172	-179	-172
Loans past due 3 months or more	—	—	—	—	—
Restructured loans	7,844	8,386	8,926	-542	-1,082

Total loan balance	226,669	240,420	249,482	-13,751	-22,812

(Ratio to total loan balance)	(3.5)%	(3.6)%	(3.6)%	(-0.0)%	(-0.1)%

(4) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Domestic Branches (excluding offshore)	87,964	98,227	110,257	-10,263	-22,292

Manufacturing	3,263	4,464	2,498	-1,200	764
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	—	—	—	—	—
Construction	1,194	1,716	2,425	-522	-1,231
Electricity, gas, heat supply and water	192	231	231	-39	-39
Information and communications	402	3,288	3,297	-2,886	-2,895
Transport and postal activities	785	646	1,650	139	-864
Wholesale and retail trade	4,308	3,602	6,778	706	-2,469
Finance and insurance	13,746	15,320	15,118	-1,574	-1,372
Real estate	24,429	29,388	44,411	-4,958	-19,982
Goods rental and leasing	69	69	88	—	-19
Others	39,571	39,498	33,755	73	5,816

Offshore	226	253	296	-26	-69

Total	88,191	98,481	110,553	-10,289	-22,362

Sumitomo Mitsui Trust Holdings, Inc.

4. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio

[CMTH Consolidated] (No.2 standard: Japanese domestic standard for bank holding company)

	Billions of Yen
	Mar. 2011 (Preliminary)	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total qualifying capital	1,119.4	1,068.9	1,038.6	50.4	80.7

Tier I	791.1	775.4	742.4	15.6	48.6

Shareholders’ equity	660.6	651.1	625.6	9.5	35.0
(Preferred shares)	(—)	(—)	(—)	(—)	(—)
Minority interest	187.8	187.8	187.8	-0.0	0.0
(Preferred securities)	(183.5)	(183.5)	(183.5)	(—)	(—)
Goodwill equivalents	-33.0	-34.1	-35.3	1.0	2.2
Equivalent to 50% of the excess of expected loss over qualifying reserves	-6.9	-9.7	-13.6	2.8	6.6

Tier II	343.7	312.2	319.2	31.5	24.4

Perpetual subordinated bonds	109.2	109.7	116.7	-0.4	-7.5
Subordinated term debt and fixed-term preferred shares	234.5	202.5	202.5	32.0	32.0

Deduction (double gearing, etc.)	-15.4	-18.7	-23.0	3.2	7.5

Total risk-weighted assets	6,799.0	7,116.9	7,526.0	-317.9	-727.0
Amount of credit risk-weighted assets	6,333.7	6,636.7	7,022.6	-302.9	-688.8
Amount of operational risk equivalents	465.2	480.2	503.3	-14.9	-38.1

BIS capital adequacy ratio	16.46%	15.02%	13.80%	1.44%	2.66%
(Tier I capital ratio)	(11.63)%	(10.89)%	(9.86)%	(0.74)%	(1.77)%

Note: Risk measurement methodologies are as follows.

Credit risk:	Foundation Internal Ratings-Based Approach
Operational risk:	Standardized Approach

(2) Risk-weighted assets for credit risk

[CMTH Consolidated]

	Billions of Yen
	Mar. 2011			Sep. 2010			Mar. 2010
	Exposure	Risk-weighted asset	Expected Loss	Exposure	Risk-weighted asset	Expected Loss	Exposure	Risk-weighted asset	Expected Loss
Internal Ratings-Based	17,049.4	6,242.9	93.1	17,265.2	6,542.6	103.4	18,669.9	6,932.0	119.6

Corporate, etc.	11,861.8	3,588.8	61.4	12,067.6	3,845.3	70.7	13,347.1	4,092.9	84.1

Corporate	6,073.3	3,335.2	58.5	6,037.2	3,550.9	67.7	6,131.1	3,796.4	81.0
Sovereign	3,694.8	14.6	0.0	3,442.6	21.2	0.0	4,620.8	14.7	0.0
Financial institution	2,093.5	238.9	2.8	2,587.8	273.1	2.9	2,595.0	281.8	3.0

Retail	3,390.3	585.8	22.5	3,364.2	547.5	22.2	3,407.5	640.5	23.9

Residential mortgage exposure	3,161.0	505.6	12.5	3,124.2	462.6	11.5	3,152.1	539.1	11.1
Qualifying revolving retail exposure	33.3	7.7	1.2	34.9	8.0	1.1	41.1	9.3	1.2
Other retail exposure	196.0	72.4	8.7	205.1	76.8	9.5	214.2	91.9	11.5

Equity	552.4	719.4	0.9	554.9	716.5	0.7	580.2	734.0	1.7
Fund	375.6	791.6	5.7	386.4	842.1	6.7	388.2	834.4	6.4
Securitization	343.7	137.1	1.8	357.1	144.6	2.0	364.8	157.8	2.4
Purchased receivables	87.7	47.7	0.5	132.5	70.8	0.7	159.5	84.7	0.9
Other assets	437.7	372.1	—	402.1	375.5	—	422.2	387.4	—

Standardized Approach (Phased rollout to Internal Ratings-Based)	—	—	—	—	—	—	—	—	—

Exemption	597.4	90.8	—	564.2	94.1	—	556.6	90.6	—

Total credit risk	17,646.8	6,333.7	93.1	17,829.5	6,636.7	103.4	19,226.5	7,022.6	119.6

Note 1:	Risk-weighted asset is after scaling factor adjustments.
Note 2:	Expected Loss of Securitization is the amount related to “Exposure applied to an upper limit of total required capital”, which is defined in the Notification.

Sumitomo Mitsui Trust Holdings, Inc.

5. Derivative transactions

Maturity ladder of interest rate swaps (on Hedge accounting applied)

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011				Mar. 2010
	Less than 1 year	1 year to 5 years	Over 5 years	Total	Less than 1 year	1 year to 5 years	Over 5 years	Total
Fix Rcv-Flt Pay	2,500	123,147	100,000	225,647	85,000	62,500	170,650	318,150
Flt Rcv-Fix Pay	—	—	100,000	100,000	—	—	100,000	100,000
Flt Rcv-Flt Pay	—	—	—	—	—	—	—	—

6. Shareholdings

[CMTB Non-consolidated]

The list of shares which exceed one hudredth of CMTH’s capital stock and held primarily for strategic purpose (excluding non-listed shares) by CMTB ( as the largest entity of CMTH’s subisidiaries in terms of shareholdings amounts) are stated below(*). (*) This information is disclosed in Annual Securities Report for fiscal year ending on Mar. 31, 2011 based on Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

Specified investment shares

Issuer	Number of Shares Held	Book Value (Millions of yen)
MITSUI & CO., LTD.	24,799,750	35,786
TOYOTA MOTOR CORPORATION	10,000,000	34,570
Mitsui Fudosan Co., Ltd.	17,565,000	26,575
FUJIFILM Holdings Corporation	8,443,000	22,078
Tokyu Corporation	38,357,554	13,540
Central Japan Railway Company	14,950	10,150
SUZUKI MOTOR CORPORATION	5,500,000	10,076
DAIWA HOUSE INDUSTRY CO., LTD.	9,521,750	9,788
Nippon Steel Corporation	33,961,180	9,203
Toray Industries, Inc.	15,179,000	8,925
Toshiba Corporation	19,264,000	8,418
JX Holdings, Inc.	14,220,350	7,920
Keihan Electric Railway Co., Ltd.	22,587,000	7,656
Shiseido Company, Limited	4,800,000	7,368
Tokyu Land Corporation	17,509,000	6,968
Oji Paper Co., Ltd.	16,478,000	6,228
Oriental Land Co., Ltd.	832,000	6,034
Mitsubishi Electric Corporation	6,244,000	5,863
The Tokyo Electric Power Company, Incorporated	4,127,600	5,766
The Japan Steel Works, Ltd.	7,552,000	5,293
Mitsui Chemicals, Inc.	16,317,800	4,536
Makita Corporation	1,268,000	4,451
Eisai Co., Ltd.	1,387,800	4,236
Chubu Electric Power Company, Incorporated	2,072,400	4,206
Idemitsu Kosan Co., Ltd.	428,500	4,055
JSR Corporation	2,352,400	3,916
ONO PHARMACEUTICAL CO., LTD.	900,000	3,733
TOBU RAILWAY CO., LTD.	9,398,000	3,242
Mitsui O.S.K. Lines, Ltd.	6,470,000	3,222
GS Yuasa Corporation	5,929,000	3,213
Bridgestone Corporation	1,722,000	2,970
Okuma Corporation	4,045,460	2,860
Ricoh Company, Ltd.	2,885,850	2,848

Regarded as holding shares

Issuer	Number of Shares Held	Book Value (Millions of yen)
Central Japan Railway Company	20,050	13,212
Honda Motor Co., Ltd.	2,999,800	9,374
YASKAWA Electric Corporation	7,970,000	7,858
FUJIFILM Holdings Corporation	2,664,000	6,862
Keikyu Corporation	10,977,000	6,575
Odakyu Electric Railway Co., Ltd.	9,124,000	6,395
Aeon Co., Ltd.	6,370,000	6,140
Keio Corporation	10,000,000	4,970
Mitsui Engineering & Shipbuilding Co., Ltd.	23,316,000	4,639
Hino Motors, Ltd.	10,031,000	4,082
Fujikura Ltd.	9,777,000	3,949
JX Holdings, Inc.	5,350,000	2,996
TOBU RAILWAY CO., LTD.	8,000,000	2,720

(Note 1)	As to “Regarded as holding shares” , “Number of Shares Held” is the number of shares of which CMTB has voting rights, “Book Value” is the amount equal to the fair value of “Regarded as holding shares” as of the end of March, 2011 multiplied by the “Number of Shares Held”.

(Note 2)	“Specified investment shares” and “Regarded as holding shares” are not combined when selecting the list of shares.

(Note 3)	There are no shares which are held for investment purpose.

Sumitomo Mitsui Trust Holdings, Inc.

II. Sumitomo Trust and Banking Co., Ltd. (“STB”)

1. Summary of income/expenses

(1) Summary of income/expenses in domestic/international business (Banking a/c)

[STB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trust fee income (after written-off of principal guaranteed trust a/c)	50,939	—	50,939	53,140	—	53,140
Net interest income	116,559	20,386	136,945	130,532	49,128	179,660
Interest income (*1)	182,418	49,117	5,063 226,472	210,786	85,135	6,554 289,366
Interest expenses (*1, *2)	65,859	28,731	5,063 89,526	80,254	36,007	6,554 109,706
Net fees and commissions	42,439	931	43,371	39,189	809	39,999
Fees and commissions received	74,783	3,468	78,251	69,275	3,507	72,782
Fees and commissions paid	32,343	2,536	34,880	30,085	2,697	32,783
Net trading income	9,756	2,034	11,790	12,358	3,313	15,672
Trading income	9,914	1,949	11,863	12,358	3,313	15,672
Trading expenses	157	-85	72	—	—	—
Net other operating income	13,030	2,129	15,159	1,798	14,396	16,195
Other operating income	18,509	20,316	38,826	10,071	28,548	38,619
Other operating expenses	5,479	18,187	23,666	8,272	14,151	22,424
Note 1: Figures in the upper rows in Interest income and Interest expenses show interests that accrue from transaction between domestic business and international business.
Note 2: Expenses matching the amount of investment of money held in trust are excluded from Interest expenses. (FY2010: 100 million yen, FY2009: 116 million yen)

(2) Summary of interest-earning assets/interest-bearing liabilities in domestic/international business (Banking a/c)

[STB Non-consolidated]

(Domestic business)

	Millions of Yen, percentage points
	FY2010			FY2009
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	14,868,798	182,418	1.22%	15,091,941	210,786	1.39%
Loans and bills discounted	10,103,981	130,657	1.29%	10,232,196	149,061	1.45%
Securities	3,132,256	28,997	0.92%	2,951,794	41,080	1.39%
Japanese government bonds	1,571,536	9,847	0.62%	1,545,096	16,037	1.03%
Japanese corporate bonds	455,994	5,014	1.09%	417,872	5,119	1.22%
Japanese stocks	863,573	11,609	1.34%	831,973	14,682	1.76%
Call loans and bills bought	115,498	146	0.12%	78,842	108	0.13%
Monetary claims bought	229,626	2,544	1.10%	314,885	3,007	0.95%
Due from banks	3,751	4	0.10%	3,858	8	0.22%
JPY deposit converted into foreign currencies	1,098,431	5,063	0.46%	1,191,479	6,554	0.55%

Interest-bearing liabilities	14,666,741	65,859	0.44%	15,141,708	80,254	0.53%

Deposits	10,870,327	48,307	0.44%	11,121,274	59,411	0.53%
Negotiable certificates of deposit (NCD)	2,052,983	2,938	0.14%	2,181,682	5,738	0.26%
Call money and bills sold	21,162	22	0.10%	22,370	31	0.13%
Short-term bonds payable	241,691	313	0.12%	271,488	626	0.23%
Bonds payable	394,879	7,431	1.88%	336,149	6,545	1.94%
Borrowed money	451,925	4,866	1.07%	361,406	4,913	1.35%
Borrowed money from trust account	462,349	1,901	0.41%	533,175	2,712	0.50%

(International business)

	Millions of Yen, percentage points
	FY2010			FY2009
	Average balance	Interest	Yield	Average balance	Interest	Yield
Interest-earning assets	2,864,411	49,117	1.71%	3,144,235	85,135	2.70%

Loans and bills discounted	1,394,348	20,347	1.45%	1,125,225	20,503	1.82%
Securities (Foreign securities)	1,154,708	32,075	2.77%	1,710,969	55,075	3.21%
Call loans and bills bought	23,928	94	0.39%	23,287	99	0.42%
Due from banks	237,645	1,909	0.80%	240,960	1,422	0.59%

Interest-bearing liabilities	3,171,230	28,731	0.90%	3,662,505	36,007	0.98%

Deposits	863,466	5,193	0.60%	869,807	7,024	0.80%
Negotiable certificates of deposit (NCD)	156,948	1,281	0.81%	100,468	771	0.76%
Call money and bills sold	65,477	508	0.77%	115,162	794	0.68%
Payables under repurchase agreements	369,293	842	0.22%	748,565	2,354	0.31%
Borrowed money	452,048	14,904	3.29%	530,131	17,434	3.28%
Foreign currency deposit converted from JPY	1,098,431	5,063	0.46%	1,191,479	6,554	0.55%

Sumitomo Mitsui Trust Holdings, Inc.

(3) Summary of fees and commissions received/paid in domestic/international business

[STB Consolidated]

	Millions of Yen
	FY2010				FY2009
	Domestic business	International business	Elimination	Total	Domestic business	International business	Elimination	Total
Fees and commissions received	175,473	11,361	-18,423	168,411	137,122	12,127	-18,538	130,711

Trust related	40,396	43	-187	40,251	34,362	42	-280	34,125
Deposit and loans	18,111	2,568	-141	20,538	18,370	2,751	-204	20,918
Foreign exchange	627	159	-20	766	643	153	—	797
Securities related	27,360	146	-12,092	15,414	24,098	26	-11,430	12,693
Agency business	4,656	7,862	-1,744	10,774	5,414	8,533	-3,002	10,946
Safe keeping deposit/safe deposit box	329	—	—	329	339	—	—	339
Guarantee	5,909	249	-1,936	4,222	5,397	340	-1,994	3,743

Fees and commissions paid	65,916	5,109	-15,746	55,280	49,425	5,088	-15,257	39,255

Foreign exchange	340	88	—	428	338	61	—	400

[STB Non-consolidated]

	Millions of Yen
	FY2010				FY2009
	Domestic business	International business	Elimination	Total	Domestic business	International business	Elimination	Total
Fees and commissions received	74,783	3,468	—	78,251	69,275	3,507	—	72,782

Trust related	32,016	43	—	32,059	26,983	42	—	27,026
Deposit and loans	16,477	2,568	—	19,045	16,988	2,751	—	19,739
Foreign exchange	627	159	—	787	643	153	—	797
Securities related	19,130	146	—	19,276	16,069	26	—	16,095
Agency business	4,656	—	—	4,656	5,414	—	—	5,414
Safe keeping deposit/safe deposit box	329	—	—	329	339	—	—	339
Guarantee	716	249	—	965	779	340	—	1,120

Fees and commissions paid	32,343	2,536	—	34,880	30,085	2,697	—	32,783

Foreign exchange	340	88	—	428	338	61	—	400

(4) Summary of trading income/expenses and assets/liabilities in domestic/international business

(i) Trading income/expenses

[STB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trading income	9,914	1,949	11,863	12,358	3,313	15,672

Gains on trading account securities transactions	89	—	89	130	—	130
Income from securities and derivatives related to trading transactions	—	—	—	-78	197	118
Income from trading-related financial derivatives transactions	8,940	1,949	10,889	10,513	3,116	13,630
Other trading income	884	—	884	1,793	—	1,793

Trading expenses	157	-85	72	—	—	—

Expenses on trading securities and derivatives	—	—	—	—	—	—
Expenses on securities and derivatives related to trading transactions	157	-85	72	—	—	—
Expenses on trading-related financial derivatives transactions	—	—	—	—	—	—
Other trading expenses	—	—	—	—	—	—

(ii) Ending balance of trading assets/liabilities

[STB Non-consolidated]

	Millions of Yen
	FY2010			FY2009
	Domestic business	International business	Total	Domestic business	International business	Total
Trading assets	500,000	142,224	642,224	648,393	160,001	808,394

Trading account securities	23,034	—	23,034	9,661	—	9,661
Derivatives of trading securities	—	—	—	41	—	41
Securities related to trading transactions	—	—	—	—	—	—
Derivatives of securities related to trading transactions	—	—	—	6	0	7
Trading-related financial derivatives	100,145	142,224	242,369	103,765	160,000	263,766
Other trading assets	376,821	—	376,821	534,918	—	534,918

Trading liabilities	67,616	35,159	102,775	48,155	49,978	98,134

Trading securities sold for short sales	—	—	—	—	—	—
Derivatives of trading securities-assets	4	—	4	—	—	—
Securities related to trading transactions sold for short sales	—	—	—	—	—	—
Derivatives of securities related to trading transactions	3	24	28	—	2	2
Trading-related financial derivatives	67,608	35,134	102,743	48,155	49,976	98,131
Other trading liabilities	—	—	—	—	—	—

Sumitomo Mitsui Trust Holdings, Inc.

2. Major subsidiaries and affiliates

[STB Consolidated]

Company names	Capital	Primary business	STB Group’s share in voting rights (STB’s share in voting rights)		Net income (Billions of Yen)
					FY2010	FY2009	Change
(Subsidiaries)
The Sumishin Shinko Co., Ltd.	JPY 50 mil.	Property maintenance	100	(100)	0.1	1.3	-1.1
Sumishin Guaranty Co., Ltd.	JPY 300 mil.	Housing loan guaranty	100	(100)	1.6	1.4	0.2
STB Wealth Partners Co., Ltd.	JPY 155 mil.	Consulting	100	(100)	0.0	0.0	0.0
Sumishin Real Estate Loan & Finance, Ltd. (*1)	JPY 6,000 mil.	Finance services	100	(100)	2.3	3.3	-0.9
Sumishin Business Service Co., Ltd.	JPY 80 mil.	Agency services/ Temporary staffing/ Training services	100	(100)	-0.1	0.0	-0.1
STB Real Estate Investment Management Co., Ltd.	JPY 300 mil.	Asset management	100	(100)	0.2	0.3	-0.0
Nikko Asset Management Co., Ltd. (*2)	JPY 17,363 mil.	Asset management	98.60	(98.60)	5.0	2.3	2.6
Sumishin Panasonic Financial Services Co., Ltd. (*3)	JPY 25,584 mil.	General leasing/ Credit cards	84.89	(84.89)	7.6	—	—
Japan TA Solution, Ltd.	JPY 2,005 mil.	Development and management of systems/ Operations of entrusted data processing	80	(80)	0.0	-0.6	0.7
Sumishin Card Co., Ltd.	JPY 50 mil.	Credit cards	95	(50)	0.1	0.1	-0.0
STB Investment Corporation	JPY 35 mil.	Venture capital	100	(40)	-0.0	-0.0	0.0
Sumishin Information Service Co., Ltd.	JPY 100 mil.	Information technology/ Commissioned accounting operation	100	(35)	0.1	0.3	-0.2
STB Asset Management Co., Ltd.	JPY 300 mil.	Asset management	100	(30)	0.5	0.4	0.0
STB Research Institute Co., Ltd.	JPY 300 mil.	Research and consulting/ Asset management	100	(29.83)	0.0	0.0	-0.0
Sumishin Realty Co., Ltd.	JPY 300 mil.	Residential brokerage	100	(5)	0.3	-0.1	0.4
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Finance services	100	(100)	0.2	0.4	-0.1
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security and trust services	100	(100)	0.2	0.2	-0.0
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	0.5	0.8	-0.3
STB Preferred Capital 2 (Cayman) Ltd.	JPY 51,500 mil.	Finance services	100	(100)	1.4	1.4	0.0
STB Preferred Capital 3 (Cayman) Ltd.	JPY 51,500 mil.	Finance services	100	(100)	1.4	1.4	0.0
STB Preferred Capital 4 (Cayman) Ltd.	JPY 111,600 mil.	Finance services	100	(100)	4.6	4.6	-0.0
STB Preferred Capital 5 (Cayman) Ltd.	JPY 70,900 mil.	Finance services	100	(100)	3.4	3.5	-0.0
STB Omega Investment Ltd.	USD 60 mil.	Finance services	75	(75)	0.8	0.6	0.1

(Affiliates)
SBI Sumishin Net Bank, Ltd.	JPY 31,000 mil.	Banking	50	(50)	3.5	2.3	1.2
Japan Pension Operation Service, Ltd.	JPY 1,500 mil.	Pension plan administration services	50	(50)	0.0	0.0	-0.0
BUSINEXT CORPORATION (*4)	JPY 9,000 mil.	Finance services	40	(40)	0.4	0.8	-0.3
Sumishin Life Card Company, Limited	JPY 255 mil.	Credit cards	40	(40)	0.0	0.0	-0.0
Top REIT Asset Management Co., Ltd.	JPY 300 mil.	Investment company (Asset management)	38	(38)	0.2	0.2	-0.0
HR One Corporation	JPY 519 mil.	Employees data administration	35.89	(35.89)	0.2	0.0	0.1
Japan Trustee Services Bank, Ltd. (*5)	JPY 51,000 mil.	Trust and banking	33.33	(33.33)	1.1	—	—
Zijin Trust Co., Ltd.	RMB 500 mil.	Banking, security and trust services	19.99	(19.99)	0.0	—	—

(*1)	Life Housing Loan, Ltd. has changed its corporate name to Sumishin Real Estate Loan & Finance, Ltd. as First Credit Corporation has transferred a part of its business to Life Housing Loan, Ltd. on September 30, 2010.
(*2)	Nikko Asset Management Co., Ltd. was newly consolidated from October 1, 2009. Figure for FY2009 is adjusted as to specific factors.
(*3)	Sumishin Matsushita Financial Services Co., Ltd. has merged with STB Leasing Co., Ltd. on April 1, 2010, and changed its corporate name to Sumishin Panasonic Financial Services Co., Ltd.
(*4)	Figure for FY2009 of BUSINEXT CORPORATION is adjusted as to specific factors.
(*5)	Japan Trustee Services Bank, Ltd. has mergered with Japan Trustee Information System, Ltd. on October 1, 2010.

Sumitomo Mitsui Trust Holdings, Inc.

3. Non-performing loans

(*) Changed its category name from “Loans to special mention debtors (excluding Loans to Substandard debtors)

(1) Migration analysis of loans in special mention or worse categories (Banking a/c and Principal guaranteed trust a/c combined)

[STB Non-consolidated]

(1HFY2010)

	Billions of Yen
			Change
	Mar. 2010	Sep. 2010	Change	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	17.6	10.3	-7.2	0.9	—	—	-0.6	-7.5
Doubtful loans	61.2	66.8	5.6	11.9	-0.3	0.2	-1.0	-5.2
Loans to substandard debtors	135.1	114.4	-20.7	3.4	-0.1	0.6	-6.2	-18.4
Loans to other special mention debtors (*)	586.8	483.8	-102.9	34.0	-13.8	6.4	-57.4	-72.1

(2HFY2010)

	Billions of Yen
			Change
	Sep. 2010	Mar. 2011	Change	Downgrade (+)	Downgrade (-)	Upgrade (+)	Upgrade (-)	Repayment, etc.
Loans in bankrupt and practically bankrupt	10.3	23.9	13.6	15.5	—	—	-0.6	-1.3
Doubtful loans	66.8	49.6	-17.2	6.2	-0.4	0.2	-3.2	-20.0
Loans to substandard debtors	114.4	109.7	-4.7	0.7	-0.3	0.4	-0.1	-5.3
Loans to other special mention debtors (*)	483.8	376.3	-107.6	32.3	-19.3	3.3	-75.3	-48.7

(2) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

(Banking a/c)

[STB Consolidated] (referential figures)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act	181,298	202,772	229,041	-21,473	-47,743

Loans in bankrupt and practically bankrupt	38,524	34,863	45,421	3,661	-6,897
Doubtful loans	57,886	77,248	78,687	-19,361	-20,801
Substandard loans	84,887	90,660	104,932	-5,773	-20,045

Ordinary assets	12,897,969	12,338,665	12,735,893	559,304	162,076

Total loan balance	13,079,268	12,541,437	12,964,935	537,830	114,332

(Ratio to total loan balance)	(1.4)%	(1.6)%	(1.8)%	(-0.2)%	(-0.4)%

Note: Partial direct written-off: Mar. 2011: 63,145 million yen, Sep. 2010: 53,319 million yen, Mar. 2010: 58,505 million yen

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	139,575	145,087	163,063	-5,512	-23,487

Loans in bankrupt and practically bankrupt	23,869	10,277	17,519	13,591	6,349
Doubtful loans	34,105	50,541	47,993	-16,436	-13,888
Substandard loans (b)	81,601	84,268	97,549	-2,667	-15,948

Ordinary assets	12,472,004	11,883,166	12,259,528	588,838	212,476

Loans to substandard debtors (excluding Substandard loans) (c)	27,567	29,910	37,384	-2,342	-9,817
Loans to other special mention debtors (*)	372,318	479,345	578,402	-107,027	-206,083
Loans to ordinary debtors	12,072,119	11,373,909	11,643,741	698,209	428,377

Total loan balance (d)	12,611,580	12,028,254	12,422,591	583,326	188,989

(Ratio to total loan balance (a) / (d))	(1.1)%	(1.2)%	(1.3)%	(-0.1)%	(-0.2)%

Loans to substandard debtors (b) + (c)	109,168	114,178	134,934	-5,009	-25,765

Note: Partial direct written-off: Mar. 2011: 38,014 millions yen, Sep. 2010: 28,092 million yen, Mar. 2010: 28,453 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	16,079	16,453	13,411	-373	2,667

Loans in bankrupt and practically bankrupt	42	55	62	-13	-20
Doubtful loans	15,528	16,247	13,229	-719	2,298
Substandard loans (b)	508	149	119	358	389

Ordinary assets	163,192	181,885	249,319	-18,692	-86,127

Loans to substandard debtors (excluding Substandard loans) (c)	32	34	35	-1	-3
Loans to other special mention debtors (*)	3,937	4,503	8,359	-566	-4,421
Loans to ordinary debtors	159,222	177,347	240,924	-18,125	-81,702

Total loan balance (d)	179,271	198,338	262,731	-19,066	-83,459

(Ratio to total loan balance (a) / (d))	(9.0)%	(8.3)%	(5.1)%	(0.7)%	(3.9)%

Loans to substandard debtors (b) + (c)	541	184	155	357	386

Note: Please refer to “Explanatory material Fiscal Year 2010 ended on March 31, 2011” for Banking a/c and Principal guaranteed           trust a/c combined figures.

Sumitomo Mitsui Trust Holdings, Inc.

(3) Risk monitored loans

(Banking a/c)

[STB Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	162,238	177,053	201,010	-14,815	-38,772

Loans in bankruptcy proceedings	16,049	2,930	9,178	13,118	6,870
Other delinquent loans	61,301	85,893	90,643	-24,592	-29,342
Loans past due 3 months or more	—	500	0	-500	-0
Restructured loans	84,887	87,729	101,186	-2,842	-16,299

Total loan balance	11,794,987	11,262,002	11,686,629	532,985	108,357

(Ratio to total loan balance)	(1.4)%	(1.6)%	(1.7)%	(-0.2)%	(-0.3)%
(*) Partial direct written-off: Mar. 2011: 59,164 million yen, Sep. 2010: 49,584 million yen, Mar. 2010: 53,027 million yen

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	132,538	137,987	155,767	-5,449	-23,228

Loans in bankruptcy proceedings	14,510	1,498	7,693	13,012	6,817
Other delinquent loans	36,426	52,221	50,524	-15,794	-14,097
Loans past due 3 months or more	—	500	—	-500	—
Restructured loans	81,601	83,768	97,549	-2,167	-15,948

Total loan balance	12,153,693	11,550,246	11,921,476	603,446	232,216

(Ratio to total loan balance)	(1.1)%	(1.2)%	(1.3)%	(-0.1)%	(-0.2)%
(*) Partial direct written-off: Mar. 2011: 38,014 million yen, Sep. 2010: 28,092 million yen, Mar. 2010: 28,453 million yen

(Principal guaranteed trust a/c)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	16,079	16,453	13,411	-373	2,667

Loans in bankruptcy proceedings	—	—	—	—	—
Other delinquent loans	15,570	16,303	13,292	-732	2,278
Loans past due 3 months or more	—	—	—	—	—
Restructured loans	508	149	119	358	389

Total loan balance	179,271	198,338	262,731	-19,066	-83,459

(Ratio to total loan balance)	(9.0)%	(8.3)%	(5.1)%	(0.7)%	(3.9)%

Note: Please refer to “Explanatory material Fiscal Year 2010 ended on March 31, 2011” for Banking a/c and Principal guaranteed           trust a/c combined figures.

(4) Risk monitored loans by industry (Banking a/c and Principal guaranteed trust a/c combined)

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Domestic Branches (excluding offshore)	145,973	150,956	164,038	-4,983	-18,064

Manufacturing	19,887	6,595	6,411	13,292	13,475
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	64	440	491	-375	-426
Construction	625	465	6,665	160	-6,040
Electricity, gas, heat supply and water	1,170	—	—	1,170	1,170
Information and communications	13,249	14,454	20,462	-1,204	-7,212
Transport and postal activities	967	14,764	14,771	-13,796	-13,803
Wholesale and retail trade	1,616	1,647	1,909	-31	-292
Finance and insurance	58,838	58,838	58,838	—	—
Real estate	37,981	44,248	46,668	-6,266	-8,686
Goods rental and leasing	—	—	—	—	—
Others	11,571	9,502	7,819	2,069	3,752

Overseas branches and offshore	2,644	3,483	5,140	-839	-2,496

Total	148,617	154,440	169,178	-5,822	-20,561

Note: Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

Sumitomo Mitsui Trust Holdings, Inc.

4. Capital and total risk-weighted assets (Basel II)

(1) BIS capital adequacy ratio

[STB Consolidated] (International standard)

	Billions of Yen
	Mar. 2011 (Preliminary)	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total qualifying capital	1,880.8	1,835.8	1,777.3	45.0	103.5

Tier I	1,333.9	1,307.7	1,266.3	26.1	67.5

Shareholders’ equity	1,188.8	1,175.0	1,133.3	13.7	55.4
(Preferred shares)	(109.0)	(109.0)	(109.0)	(—)	(—)
Unrealized loss on available-for-sale securities	—	-11.7	-0.3	11.7	0.3
Minority interest	303.5	302.6	301.3	0.9	2.2
(Preferred securities)	(280.0)	(280.0)	(280.0)	(—)	(—)
Goodwill equivalents	-123.2	-123.7	-133.0	0.5	9.8
Equivalent to 50% of the excess of expected loss over qualifying reserves	-13.0	-18.6	-22.1	5.6	9.1

Tier II	646.6	627.0	606.6	19.6	40.0

Perpetual subordinated debt	185.3	184.9	186.9	0.3	-1.6
Subordinated term debt and fixed-term preferred shares	442.9	433.9	409.9	9.0	33.0

Deduction (double gearing, etc.)	-99.6	-98.9	-95.6	-0.7	-4.0

Total risk-weighted assets	12,028.0	12,473.7	12,831.3	-445.7	-803.3

Amount of credit risk-weighted assets	11,146.3	11,584.4	11,963.6	-438.0	-817.2
Amount of market risk equivalents	139.3	141.9	96.8	-2.6	42.4
Amount of operational risk equivalents	742.3	747.3	770.8	-5.0	-28.4

BIS capital adequacy ratio	15.63%	14.71%	13.85%	0.92%	1.78%
(Tier I capital ratio)	(11.09)%	(10.48)%	(9.86)%	(0.61)%	(1.23)%

Note: Risk measurement methodologies are as follows.

Credit risk:	Foundation Internal Ratings-Based Approach (*)
Market risk:	Internal Models Approach
Operational risk:	Standardized Approach

(*)	The Standardized Approach is applied to the material consolidated subsidiaries as the phased rollout of the Foundation Internal Ratings-Based Approach. STB plans for these business units a transition to the Foundation Internal Ratings-Based Approach, when it will have a suitable risk management system. The Standardized Approach is duly applicable in light of materiality to the business units such as small-sized subsidiaries as the exception of the Foundation Internal Ratings-Based Approach.

(2) Risk-weighted assets for credit risk

[STB Consolidated]

	Billions of Yen
	Mar. 2011 (Preliminary)			Sep. 2010			Mar. 2010
	Exposure	Risk-weighted asset	Expected Loss	Exposure	Risk-weighted asset	Expected Loss	Exposure	Risk-weighted asset	Expected Loss
Internal Ratings-Based	20,139.2	9,634.2	155.0	18,754.4	10,075.3	164.7	19,853.8	10,432.4	178.3

Corporate, etc.	15,385.5	6,721.1	138.1	13,921.8	6,755.6	146.3	14,989.8	7,177.3	161.3

Corporate	10,276.0	6,230.0	137.3	10,054.3	6,345.6	145.6	10,435.8	6,735.8	160.6
Sovereign	3,532.9	152.1	0.1	2,464.9	115.6	0.1	3,003.7	123.0	0.1
Financial institution	1,576.6	338.9	0.5	1,402.5	294.3	0.5	1,550.2	318.5	0.5

Retail	2,424.5	677.1	13.3	2,284.8	767.2	14.1	2,229.8	757.5	13.1

Residential mortgage exposure	2,164.8	550.2	9.6	2,015.8	642.8	10.1	1,953.5	626.5	9.0
Qualifying revolving retail exposure	8.3	4.6	0.1	8.8	4.7	0.1	9.3	5.0	0.1
Other retail exposure	251.3	122.2	3.5	260.1	119.6	3.9	267.0	125.9	4.0

Equity	663.5	895.8	0.8	654.3	904.4	0.8	715.3	986.7	0.9
Fund	170.7	467.7	0.0	277.1	719.7	0.3	242.3	605.6	0.2
Securitization	544.4	197.5	—	625.4	210.6	—	752.2	231.1	—
Purchased receivables	614.7	413.9	2.6	585.3	452.2	2.9	616.0	440.4	2.5
Other assets	335.5	260.7	—	405.4	265.4	—	308.0	233.5	—

Standardized Approach (Phased rollout to Internal Ratings-Based)	1,221.1	1,152.6	—	1,219.8	1,150.5	—	1,229.1	1,161.3	—
Subsidiaries	1,221.1	1,152.6	—	1,219.8	1,150.5	—	1,229.1	1,161.3	—

Exemption	850.8	359.5	—	835.1	358.6	—	864.6	369.8	—

Total credit risk	22,211.3	11,146.3	155.0	20,809.4	11,584.4	164.7	21,947.5	11,963.6	178.3

Note: Risk-weighted asset is after scaling factor adjustments.

Sumitomo Mitsui Trust Holdings, Inc.

5. Derivative transactions

Maturity ladder of interest rate swaps (on Hedge accounting applied)

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011				Mar. 2010
	Less than 1 year	1 year to 5 years	Over 5 years	Total	Less than 1 year	1 year to 5 years	Over 5 years	Total
Fix Rcv-Flt Pay	923,709	3,012,145	583,009	4,518,863	1,027,340	2,580,634	735,985	4,343,959
Flt Rcv-Fix Pay	88,835	502,020	935,467	1,526,324	115,355	491,180	762,343	1,368,879
Flt Rcv-Flt Pay	—	—	—	—	—	—	—	—

6. Shareholdings

[STB Non-consolidated]

Top 50 list of shares which STB holds primarily for strategic purpose (excluding non-listed shares) is stated below, which is disclosed in Annual Securities Report for fiscal year ending March 31, 2011 based on Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

Specified investment shares

Issuer	Number of Shares Held	Book Value (Millions of yen)
Sumitomo Realty & Development Co., Ltd.	8,136,000	15,051
Sumitomo Chemical Company, Limited	31,007,000	12,588
Idemitsu Kosan Co., Ltd.	1,285,700	12,169
Asahi Breweries, Ltd.	8,126,000	12,010
Sumitomo Corporation	9,898,000	11,501
West Japan Railway Company	32,000	10,302
Nidec Corporation	1,376,400	9,886
Sumitomo Electric industries, Ltd.	8,325,700	9,532
Keio Corporation	18,240,000	9,247
Marubeni Corporation	14,414,000	8,475
The Chugoku Electric Power Co., Inc.	4,985,800	8,336
AIR WATER INC.	7,936,000	8,078
The Kansai Electric Power Co., Inc.	3,894,700	7,875
Ricoh Company, Ltd.	7,543,000	7,444
JTEKT Corporation	6,729,000	7,280
Tokyu Corporation	19,806,000	6,991
Minebea Co., Ltd.	15,349,000	6,861
Asahi Kasei Corporation	12,500,000	6,850
Bridgestone Corporation	3,865,000	6,667
The Yachiyo Bank, Limited	2,290,600	6,342
Odakyu Electric Railway Co., Ltd.	8,165,000	5,870
Nippon Electric Glass Co., Ltd.	4,800,000	5,865
ITOCHU Corporation	7,000,000	5,810
Daikin Industries, Ltd.	2,279,000	5,784
Electric Power Development Co., Ltd.	2,247,400	5,683
Nagase & Co., Ltd.	5,776,000	5,579
The Dai-ichi Life Insurance Company, Limited	39,944	5,429
Toyo Seikan Kaisha, Ltd.	4,097,000	5,412
Oji Paper Co., Ltd.	12,425,000	4,696
Keikyu Corporation	7,653,000	4,668
Sumitomo Mitsui Financial Group, Inc.	1,545,700	4,312
Shionogi & Co., Ltd.	2,900,000	4,149
Nippon Paint Co., Ltd.	7,053,000	4,006
Shimano Inc.	1,000,000	3,974
Takeda Pharmaceutical Company Limited	1,000,000	3,939
Kyushu Electric Power Co., Inc.	2,129,800	3,799
Sumitomo Metal Industries, Ltd.	20,000,000	3,740
JFE Holdings, Inc.	1,500,000	3,616

Regarded as holding shares

Issuer	Number of Shares Held	Book Value (Millions of yen)
KUBOTA Corporation	22,982,000	18,017
Sumitomo Metal Industries, Ltd.	55,000,000	10,230
Daiwa Securities Group Inc.	24,888,000	9,507
Sumitomo Metal Mining Co., Ltd.	5,000,000	7,155
HIROSE ELECTRIC CO., LTD.	735,400	6,589
Nitori Holdings Co., Ltd	720,000	5,263
Hankyu Hanshin Holdings, Inc.	13,665,000	5,247
Sumitomo Electric industries, Ltd.	4,245,000	4,885
Mitsui O.S.K. Lines, Ltd.	10,000,000	4,790
Sumitomo Heavy Industries, Ltd.	8,244,000	4,476
Murata Manufacturing Co., Ltd.	642,000	3,845
Nippon Steel Corporation	14,358,000	3,819

(Note 1)	As to “Regarded as holding shares”, “Number of Shares Held” is the number of shares of which STB has voting rights, “Book Value” is the amount equal to the fair value of the “Regarded as holding shares” as of the end of March, 2011 multiplied by the “Number of Shares Held”.

(Note 2)	“Specified investment shares” and “Regarded as holding shares” are not combined when selecting the top 50 list of shares.

(Note 3)	There are no shares which are held for investment purpose.